

July 6, 2012

Via E-mail
Peter Harrington
Chief Executive Officer
EVERTEC, LLC
Cupey Center Building
Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

  Re: EVERTEC, LLC and EVERTEC Finance Corp.
    Registration Statement on Form S-4
    Filed June 8, 2012
    File No. 333-182006, and -01 through -09

Dear Mr. Harrington:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears you may qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. If that is the case, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   It appears that you are registering the new notes in reliance on the position of the staff of the Division of Corporation Finance enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position in such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

<u>The Exchange Offer</u>

<u>Terms of the Exchange Offer</u>

<u>Expiration Date; Extensions; Amendments, page 42</u>

3.   Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3462 with any questions. If you thereafter need assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Luisa Wert Serrano, Esq.
        Rosa A. Testani, Esq., Akin Gump Strauss Hauer & Feld LLP